Exhibit 99.2

Press Release- SodaStream

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Second Quarter 2014

Revenue

Revenue was $141.2 million compared to $132.4 million in the second quarter 2013.

Western Europe revenue increased 14.1% to $77.7 million from $68.1 million; Americas’ revenue decreased 13.7% to $40.9 million from $47.4 million; Asia-Pacific revenue increased 12.9% to $12.2 million from $10.8 million and CEMEA revenue increased 70.6% to $10.4 million from $6.1 million in the second quarter 2013.

The following table sets forth each region’s contribution to total revenue and a comparison with the second quarter 2013 (in percentage):

Region	Portion of the revenue in three months ended		Revenue increase (decrease) between periods
	June 30, 2013	June 30, 2014
The Americas	35.8%	29.0%	(13.7%)
Western Europe	51.4%	54.9%	14.1%
Asia-Pacific	8.2%	8.7%	12.9%
Central & Eastern Europe, Middle East & Africa	4.6%	7.4%	70.6%
Total	100.0%	100.0%	6.6%

Revenue was positively driven by sales increase in Western Europe, Asia-Pacific and CEMEA, partially offset by a decrease in the Americas. The revenue increase in Western Europe came primarily from Germany, France Switzerland and Austria; Asia-Pacific’s revenue increase was mainly attributable to Australia and CEMEA’s revenue increase was mainly due to Czech Republic. Substantially all of the America’s decline was due to the U.S.

Soda maker unit sales decreased 16.0% to 785,000 from 935,000 in the second quarter 2013 mainly due to a decrease in sell-in in the U.S. reflecting high inventory in retails. CO2 refill unit sales increased 17.4% to a record 6.5 million and flavor unit sales increased 9.3% to 9.3 million.

Gross Margin

Gross margin in the quarter was 50.5% compared to 54.3% for the same period in 2013. The decline was primarily due to unfavorable changes in foreign currency exchange rates, increased penetration of lower margin soda makers in the sales mix and inventory write offs, which were partially offset by a higher share of CO2 refills in product mix.

Sales & Marketing

Sales and marketing expenses totaled $46.9 million, or 33.3% of revenue, compared to $43.6 million, or 33.0% of revenue for the second quarter 2013, mainly attributable to an increase in selling expenses due to our newly acquired Italian and Japanese distribution channels

Selling expenses within sales and marketing amounted to $25.9 million, or 18.4% of revenue, compared to $23.7 million or 17.9% of revenue in the second quarter 2013. Advertising and promotion expenses increased $1.0 million to $21.0 million, or 14.9% of revenue in the quarter, compared to $20.0 million or 15.1% of revenue in the second quarter 2013.

Press Release- SodaStream

General & Administrative

General and administrative expenses for the second quarter 2014 were $13.1 million, or 9.3% of revenue, compared to $13.6 million, or 10.3% of revenue in the comparable period of last year. The decrease was partially due to lower share-based compensation expenses which were mostly offset by additional expenses related to our newly acquired Italian and Japanese distribution channels, as well as additional infrastructure (mainly information technology systems) to support future growth.

Operating Income

Operating income decreased 23.4% to $11.2 million, or 8.0% of revenue, compared to $14.7 million, or 11.1% of revenue in the second quarter 2013.

Tax Expense

Tax expense remained the same at $1.1 million with an increase in effective tax rate to 10.6% from 7.9% in the second quarter 2013. The increase in the effective tax rate was primarily due to the geographical distribution of income before tax and the difference in local tax rates.

Net Income

Second quarter 2014 net income was $9.2 million, or $0.43 per diluted share, based on 21.3 million weighted shares outstanding compared to net income of $12.9 million, or $0.60 per diluted share, based on 21.4 million weighted shares outstanding in the second quarter 2013.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") had a positive impact on revenue in the quarter compared to the second quarter of 2013 due primarily to a 5% strengthening of the average rate of the Euro against that of the U.S. dollar in the quarter compared to the second quarter 2013, partially offset by devaluation of other currencies, mainly the Australian dollar, the Canadian dollar and the South African Rand. Approximately 69% of the quarter’s costs and expenses were in currencies other than the U.S. dollar, mainly the Israeli Shekel, which strengthened 5% and the Euro which strengthened 5% against the average rate of the U.S. dollar in the second quarter of 2013. As a result, FX had a negative impact of $0.6 million on operating income.

First Half 2014

Revenue

First half revenue increased 3.7% to $259.3 million from $250.0 million in 2013.

Western Europe revenue increased 15.5% to $140.2 million from $121.3 million; Americas’ revenue decreased (21.0%) to $75.6 million from $95.7 million; Asia-Pacific revenue increased 19.8% to $24.1 million from $20.2 million; and CEMEA revenue increased 51.5% to $19.4 million from $12.8 million.

The following table sets forth each region’s contribution to total revenue and a comparison with 2013 (percentage):

Region	Portion of the revenue in year ended		Revenue increase between periods
	June 30, 2013	June 30, 2014
The Americas	38.3%	29.2%	(21.0%)
Western Europe	48.5%	54.0%	15.5%
Asia-Pacific	8.1%	9.3%	19.8%
Central & Eastern Europe, Middle East & Africa	5.1%	7.5%	51.5%
Total	100.0%	100.0%	3.7%

Revenue was positively driven by sales increase in Western Europe, Asia-Pacific and CEMEA, partially offset by a decrease in the Americas. The revenue increase in Western Europe came primarily from Germany, Austria and Switzerland; Asia-Pacific’s revenue increase was mainly attributable to Australia and CEMEA’s revenue increase was mainly due to Czech Republic. The America’s decline was due primarily to the U.S.

Press Release- SodaStream

Soda maker unit sales decreased 18.8% to 1.4 million from 1.7 million in the first half of 2013 mainly due to a decrease in sell-in in the U.S. reflecting high inventory in retails. CO2 refill unit sales increased 19.7% to a record 12.3 million and flavor unit sales increased 9.0% to 17.7 million.

Gross Margin

First half gross margin was 51.3% this year compared to 54.4% in the prior year. The decline was primarily due to unfavorable changes in foreign currency exchange rates, increased penetration of lower margin soda makers in the sales mix and inventory write offs, which were partially offset by a higher share of CO2 refills in product mix.

Sales & Marketing

Sales and marketing expenses increased by 12.8% to $93.1 million, or 35.9% of revenue, compared to $82.5 million, or 33.0% of revenue in 2013.

Selling expenses within the sales and marketing expenses amounted to $50.7 million or 19.5% of revenue, compared to $46.7 million or 18.7% of revenue in the first half of 2013. Advertising and promotion expenses were $42.4 million or 16.4% of revenue in the first half of 2014, compared to $35.8 million or 14.3% of revenue in the first half of 2013.

General & Administrative

General and administrative expenses for the first half of 2013 were $26.4 million, or 10.2% of revenue, compared to $25.2 million, or 10.1% of revenue in 2013. The 10 basis point change was mainly attributable to our newly acquired Italian and Japanese distribution channels.

Operating Income

Operating income decreased to $13.6 million, or 5.2% of revenue compared to $28.3 million or 11.3% of revenue in the first half of 2013.

Tax Expense

Tax expense was $1.4 representing a 11.6% effective tax rate compared to $2.4 million or a 8.8% effective tax rate in the first half of 2013. The increase in the effective tax rate was primarily due to the geographical distribution of income before tax and the difference in local tax rates.

Net Income

2014 net income was $11.0 million, or $0.52 per share, based on 21.3 million weighted shares outstanding, compared to net income of $24.9 million, or $1.17 per share, based on 21.3 million weighted shares outstanding in the first half of 2013.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") had a positive impact on revenue in compared to 2013 due primarily to a 5% strengthening of the average rate of the Euro against that of the U.S. dollar compared to 2013, partially offset by devaluation of other currencies, mainly the Australian dollar, the Canadian dollar and the South African Rand. Approximately 65% of the costs and expenses were in currencies other than the U.S. dollar, mainly the Israeli Shekel, which strengthened 5% and the Euro which strengthened 5% against the average rate of the U.S. dollar in 2013. As a result, FX had a negative impact of $2.5 million on operating income.

Balance Sheet

As of June 30, 2014, the Company had cash and cash equivalents and bank deposits of $36.2 million compared to $40.9 million at December 31, 2013. The decrease is primarily due to the investment in our new production facility, the acquisition of our Japanese distributor and an increase in working capital. As of June 30, 2014, the Company had $38.6 million of bank debt mainly for financing the investment in our new production facility, compared to $15.5 million of bank debt as of December 31, 2013.

As of June 30, 2014, working capital increased by $24.0 million to $179.4 million from $155.4 million as of December 31, 2013. Inventories increased by $4.0 million to $144.7 million as of June 30, 2014 from $140.7 million as of December 31, 2013.

Compared to March 31, 2014, working capital increased by $19.0 million to $179.4 million from $160.4 million. Inventories decreased by $1.6 million to $144.7 million from $143.1 million.

- 3 -